UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-42011
CUSIP Number: 69380Q107

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		September 30, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

PACS GROUP, INC.
Full Name of Registrant

N/A
Former Name if Applicable

262 N. University Avenue
Address of Principal Executive Office (Street and Number)

Farmington, UT 84025
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
PACS Group, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 (the “Q3 2025 10-Q”) within the prescribed time period without unreasonable effort or expense due to the previously disclosed Audit Committee investigation and restatement of its condensed combined/consolidated financial statements for the quarterly periods ended March 31, 2024 and June 30, 2024 (the “Impacted Periods”). The Company expects to file its Q3 2025 10-Q with the Securities and Exchange Commission by November 19, 2025, concurrent with the restatement of the Company's condensed combined/consolidated financial statements for the Impacted Periods and the filing of its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, Annual Report on Form 10-K for the year ended December 31, 2024, and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025 and June 30, 2025 (such reports, together with the Q3 2025 10-Q, the “Periodic Reports”).
Forward-Looking Statements
This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectation of filing the Periodic Reports with the SEC by November 19, 2025. Forward-looking statements are based on management’s current expectations based on information currently available to the Company. Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, and actual results or outcomes may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to the restatement process and return to current reporting may not be completed on the anticipated timeline; risks relating to the ongoing Audit Committee investigation; the risk of a delisting determination by the New York Stock Exchange; and the other risks described in the Company’s filings with the Securities and Exchange Commission. All forward-looking statements speak only as of the date of this Notification of Late Filing on Form 12b-25 and, except as required by applicable law, the Company has no obligation to update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jason Murray	801	447-9829
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, the Company's Annual Report on Form 10-K for the year ended December 31, 2024, and the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 30, 2025 and June 30, 2025, have not been filed.

☐ Yes ☒ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PACS GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 17, 2025	By	/s/ Jason Murray
Name: Jason Murray
Title: Chief Executive Officer